ROPES & GRAY LLP PRUDENTIAL TOWER

800 BOYLSTON STREET BOSTON, MA 02199-3600

WWW.ROPESGRAY.COM

April 15, 2020

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Datum One Series Trust Registration Statement on Form N-1A – Pre-Effective Amendment No. 1

Ladies and Gentlemen:

On behalf of Datum One Series Trust, a Massachusetts business trust (the "Trust"), we are today filing a Pre-Effective Amendment No. 1 to the Registration Statement on Form N-1A (the "Registration Statement") pursuant to the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended to register two additional series of the Trust.

The Trust intends to commence sales of shares of series of the Trust as soon as practicable after the effective date of the Registration Statement. In addition, the Trust may distribute preliminary prospectuses for the series of the Trust prior to effectiveness of the Registration Statement. Additional information, including such changes as may be appropriate in light of comments, if any, made by the staff of the Commission, as well as the remaining exhibits to the Registration Statement will be filed by one or more additional pre-effective amendments.

No fees are required in connection with this filing. Please direct any questions regarding the enclosed materials to the undersigned at (617) 235-4636.

Sincerely,

/s/ Jessica L. Reece

Jessica L. Reece

cc:Barbara Nelligan, The Northern Trust Company Toni Bugni, The Northern Trust Company John Loder, Ropes & Gray LLP